Exhibit 8.1

List of Subsidiaries

1.       Sinovac Biotech (Hong Kong) Ltd., a Hong Kong company

2.       Tangshan Yian Biological Engineering Co., Ltd., a PRC company

3.       Sinovac Biotech Co., Ltd., a PRC company

4.                     Sinovac Research and Development Co., Ltd. (formerly known as Beijing Sinovac Biological Technology Co., Ltd.), a PRC company

5.       Sinovac (Dalian) Vaccine Technology Co., Ltd., a PRC company